KMC Telecom Holdings, Inc.
                                 1545 Route 206
                              Bedminster, NJ 07921
                                 (908) 470-2100



                                                     September 25, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: KMC Telecom Holdings, Inc. - Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-46148)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the above-referenced Registration Statement (the "Registration Statement"). No sales of securities have been made under the Registration Statement. The Company has elected to withdraw the Registration Statement in light of the current adverse market conditions.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Should you have any questions concerning the foregoing, please contact Brian J. Calvey, Esq. or Randi-Jean G. Hedin, Esq. of our counsel, Kelley Drye & Warren LLP, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT 06901. Mr. Calvey's telephone number is (203) 351-8070 and Ms. Hedin's telephone number is
(203) 351-8107.

         Please accept our thanks for your assistance and cooperation.

                                                     Very truly yours,


                                                 /s/ William F. Lenahan
                                                 ----------------------
                                                     William F. Lenahan
                                                     Chief Executive Officer

cc:      Barry N. Summer, SEC
         Patrick J. O'Leary, SEC